

February 24, 2011

Leilei Wang
Chief Executive Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F**
> **Filed June 4, 2010**
> **File No. 000-50826**

Dear Mr. Wang:

We have reviewed your response letter dated February 18, 2011 and your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested amendment or by advising us when you will provide the requested amendment. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 15. Controls and Procedures, page 106

1. We note your response to comment one from our letter dated January 21, 2011. It appears to us that those primarily responsible for the preparation of your books and records and financial statements, ie. your Chief Financial Officer, Vice President of Finance, U.S. GAAP Reporting Manager, Internal Audit Director and Internal Audit Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. The fact that you hired a consultant to assist you in your accounting for non-routine transactions, such as your hiring of IFM Asia to evaluate the accounting for a convertible note and warrant issuance in 2009, is further support that your accounting department does not possess the

requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director